eWellness Healthcare Corporation

11825 Major Street

Culver City, California 90230

June 13, 2014

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re: eWellness Healthcare Corporation

Form 8-K

Filed May 6, 2014

File No. 000-55203

Dear Mr. Reynolds:

This letter is provided in response to your letter dated June 2, 2014 (the “Letter”) regarding the above-referenced Form 8-K that eWellness Healthcare Corporation (the “Company”) filed on May 6, 2014 (the “Form 8-K”) and in furtherance to our legal counsel’s phone conversation with Mr. Lopez on June 13, 2014.

The Letter required that we file the response to the Letter and a corresponding amendment to the Form 8-K on or before Friday, June 13, 2014. While we are diligently working with our accountants, auditors and counsel to file such responses as soon as possible, we were not able to satisfactorily complete all of the responses to enable us to file them today. Accordingly, we hereby inform you that we shall file the response letter and corresponding amendment on or before Wednesday, June 25, 2014.

Thank you for your attention to this matter.

Sincerely,
eWellness Healthcare Corporation

/s/ Darwin Fogt
Darwin Fogt
Chief Executive Officer

cc:	Rachael Schmierer
Hunter Taubman Weiss